NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS TO BE HELD ON JUNE 8, 2015
- AND -
INFORMATION CIRCULAR
May 6, 2015

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 8, 2015

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH® INC.:
NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of Oncolytics Biotech Inc. (the "Corporation") will be held at the Wyndham Grand Chicago Riverfront, 71 East Wacker Drive, Chicago Illinois on June 8, 2015 at 3:30 p.m. ET. The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2014, together with the auditors' report thereon;

2.	the fixing of the number of directors of the Corporation for the ensuing year at ten (10);

3.	the election of directors of the Corporation for the ensuing year;

4.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

5.
an amendment to the Stock Option Plan of the Corporation to increase the number of common shares of the Corporation reserved for issuance thereunder, as more particularly described in the accompanying Information Circular;

6.	the adoption of the Corporation's Incentive Share Award Plan, as more particularly described in the accompanying Information Circular; and

7.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Information Circular dated May 6, 2015 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.
A shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 3:30 p.m. ET on June 4, 2015 which is two days (excluding Saturdays, Sundays and holidays) before the Meeting, or if the Meeting is adjourned, by 3:30 p.m. ET on the day which is two days (excluding Saturdays, Sundays and holidays) before the date of the Meeting. A person appointed as proxyholder need not be a shareholder of the Corporation. Only persons registered as holders of common shares on the records of the Corporation as of the close of business on April 29, 2015 are entitled to receive notice of the Meeting.
DATED as of the 6th day of May, 2015.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Dr. Bradley G. Thompson
President and Chief Executive Officer

i

Annual Meeting of Shareholders
to be held on June 8, 2015
INFORMATION CIRCULAR
SOLICITATION OF PROXIES

This Information Circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") to be used at the annual meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of the Corporation, which is to be held at Wyndham Grand Chicago Riverfront, 71 East Wacker Drive, Chicago, Illinois on June 8, 2015 at 3:30 p.m. ET, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs incurred in the preparation and mailing of this Information Circular and related materials and the costs associated with the solicitation of proxies will be borne by the Corporation.
Appointment of Proxyholders and Revocation of Proxies
Bradley G. Thompson and Kirk Look (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. Each Shareholder has the right to appoint a person (who does not need to be a Shareholder) other than Bradley G. Thompson or Kirk Look, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise this right, the names of the nominees of management should be crossed out on the accompanying Instrument of Proxy and the Shareholder should insert the name of the Shareholder's appointee in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy.
A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 3:30 p.m. ET on June 4, 2015 which is two days (excluding Saturdays, Sundays and holidays) before the Meeting, or if the Meeting is adjourned, by 3:30 p.m. ET on the day which is two days (excluding Saturdays, Sundays and holidays) before the date of the Meeting.
A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. A form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her duly authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being McCarthy Tétrault LLP, 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attn: Michael Bennett, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the form of proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.
Signing of Proxy
The Instrument of Proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).
Voting of Proxies and Exercise of Discretion by Proxyholders
All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR: (i) the fixing of the number of directors at ten (10) for the ensuing year; (ii) the election of directors set forth in this Information Circular; (iii) the reappointment of the Corporation's current auditors, at such remuneration as may be determined by the board of directors of the Corporation; (iv) an amendment to the Stock Option Plan of the Corporation to increase the number of Common Shares reserved for issuance thereunder; (v) the adoption of the Corporation's Incentive Share Award Plan; and (vi) such other matters that may come before the Meeting, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General
The record date for the purpose of determining holders of Common Shares is April 29, 2015 (the "Record Date"). Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote at the Meeting on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to April 29, 2015; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than May 29, 2015, which is ten calendar days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.
The Corporation is authorized to issue an unlimited number of Common Shares. As at April 29, 2015, there are 114,123,936 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.
When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by Computershare Trust Company of Canada is entitled to cast such vote.
Quorum for the Meeting
At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.
Approval Requirements
All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

Advice to Beneficial Holders of Common Shares
The information set forth in this section is for Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by proxy except as set forth below. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically mails a voting instruction form to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to Broadridge, in the United States and Canada. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Common Shares or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction to vote shares directly at the Meeting, as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.
Principal Holders of Common Shares
To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation has formed a compensation committee (the "Compensation Committee") consisting of four outside , independent directors: Mr. Dinning, Ms. Hohol , Mr. Pisano and Mr. van Amersfoort, none of whom are nor have been employees or officers of the Corporation or any of its affiliates. Mr. Dinning is the Chair of the Compensation Committee. Mr. Schultz, Lead Director in 2014, served as an ex officio member of the Compensation Committee.
The objectives of the Corporation's compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.
The key elements of the compensation program are the base salary, health benefits, and payments allocated to employees to be directed by them to their personal retirement accounts. Bonuses and the granting of options are also part of the Company's compensation program and are based on corporate performance. Part of corporate performance includes goals and objectives that are determined based on the strategic planning and budgeting process, which is conducted at least annually. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.
In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase has been challenging, and was exacerbated by the deterioration of the capital markets late in 2008 and 2009. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged Lane Caputo Compensation Inc., executive compensation specialists (the "Specialist”), to assist in benchmarking its compensation practices, and provide recommendations to the committee with respect to compensation for directors and officers. For 2014, the Specialist was not engaged as peer group benchmarking of the Corporation's compensation practices was recently performed in 2012.
Following a review of the risks in the Corporation’s compensation policies and practices, the Compensation Committee found no risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee’s role of approving the compensation policies and practices includes considering whether the compensation policies and practices could encourage a Named Executive Officer (as defined below) to take inappropriate or excessive risks.

Under the Corporation’s corporate trading policy, insiders (including Named Executive Officers and Directors) are not permitted to hedge their position in shares, options, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the stock of the Corporation.
For 2014, the following guidelines were employed by the Board in granting bonuses and stock option grants to the Corporation’s executive and senior officers. For 2015, similar guidelines are expected to be applied.
Annual Bonus and Option Grants
The Chief Executive Officer (the "CEO") of the Corporation is eligible for a cash bonus of up to 40% of his base salary, the Chief Operating Officer (the "COO") and the Chief Financial Officer (the "CFO") are eligible for a cash bonus of up to 30% of their respective base salary and the other senior officers are eligible for a cash bonus of up to 20% of their base salary. In addition, when available, the Chief Executive Officer of the Corporation is eligible for an option grant of up to 15% of base salary with such numbers of options calculated using the estimated grant date fair value, and the other officers are eligible for an option grant of up to 10% of salary based upon a similar calculation. The actual bonus provided and the number of options granted hereunder is based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals.
In light of the Company's stock price performance in the fourth quarter of 2014, no bonuses or options were awarded to the Company's management team in 2014.

Sale Transaction Bonus Pool
In an effort to maximize value for the Corporation's shareholders, the Board approved in early 2014, a Sales Transaction Bonus ("STB") that is to be created at the time of a sale transaction. The STB pool would be based on a scale between 1% - 2.5% of the Corporation's market capitalization for a sale transaction over $7.50 per Common Share (the "Transaction Price"). The STB pool would be calculated as the sum of:

a.	for a Transaction Price of $7.51 to $10.00, the Transaction Price minus $7.50, multiplied by 0.010;

b.	plus for a Transaction Price of $10.01 to $15.00, the Transaction Price minus $10.00, multiplied by 0.015;

c.	plus for a Transaction Price of $15.01 to $20.00, the Transaction Price minus $15.00, multiplied by 0.020;

d.	plus for a Transaction Price of $20.01 and higher, the Transaction Price minus $20.00, multiplied by 0.025 multiplied by the number of common shares outstanding at that time.

The STB pool would be split between the CEO (45%), the COO (35%) and the CFO (20%).
For the purposes of the STB, a sale transaction means:

i.
the sale by shareholders of less than fifty percent (50%) of the outstanding Common Shares of the Corporation for cash or securities of another entity, provided the Corporation has entered into an agreement with such entity or its affiliate to support the completion of such transaction;

ii.	a merger, amalgamation, arrangement or other similar transaction involving the Corporation where the shareholders receive cash or securities of another entity; or

iii.	the sale of all or substantially all of the Corporation's assets followed by a liquidating distribution to the shareholders of cash or securities of another entity,

provided, however, that notwithstanding the foregoing, a sale transaction shall be deemed not to have occurred merely by reason of an acquisition of the Corporation's securities by, or any consolidation, merger or exchange of securities with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities was an affiliate of the Corporation.
Performance Graph
The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2009 to December 31, 2014 (assuming a $100 investment was made on December 31, 2009) with the cumulative total return of the S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.
As outlined in the compensation discussion and analysis, the Compensation Committee balances the various short-term and long-term objectives and provides bonuses and options based on performance against these objectives. The movement in share price based upon one index is not considered wholly representative of the actions to be taken regarding compensation.

	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013	Dec 31, 2014
S&P/TSX Capped Health Care Index	100.00	139.84	158.56	175.97	246.34	291.06
Oncolytics Biotech Inc.	100.00	244.73	145.45	145.09	60.36	23.27

Option-Based Awards
There were no option based awards granted to executives, officers, and directors of the Corporation in 2014 except for options granted to the two directors elected for the first time at the 2014 annual general meeting of Shareholders (the "2014 Annual General Meeting").
Compensation Governance
The Compensation Committee exercises general responsibility for the Corporation’s human resources and compensation policies and processes. Among other responsibilities, the Compensation Committee reviews and makes recommendations to the Board regarding the amount of regular and incentive compensation to be paid to the Chief Executive Officer and the amounts of regular and incentive compensation to be paid to certain designated executives after considering the Chief Executive Officer’s assessment of the performance of such executives.
Each member of the Compensation Committee is an independent director and is ineligible to participate in any of the Corporation’s executive officer compensation programs, other than the Stock Option Plan and the proposed Incentive Share Aware Plan (if approved at the Meeting). Each member has extensive director and officer experience with various public and private companies in the design and implementation of executive compensation plans.
Compensation Advisors and Executive Compensation-Related Fees
The Compensation Committee, from time to time, engages the Specialist to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. The Specialist was not retained to provide services in 2014.

The table below summarizes the fees billed by the Specialist related to determining compensation for the Corporation’s directors and executives (“Executive Compensation Related Fees”) and the fees billed by the Specialist related to other services (“All Other Fees”) for the financial years ended December 31, 2014 and 2013.

	Executive Compensation-Related Fees $	All Other Fees $
Year ended December 31, 2014	Nil	Nil
Year ended December 31, 2013	77,088	Nil

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the individuals who were, at December 31, 2014, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers whose total compensation was, individually, more than $150,000, and such other individuals as required (collectively, the "Named Executive Officers") of the Corporation.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary $	Share- based awards $	Option- based awards $(3), (6)	Annual incentive plans(7) $	Long-term incentive plans $	Pension value $	All other compensation $(1)	Total compensation $
Dr. Bradley G.	2014	537,950	N/A	—	—	N/A	N/A	69,029	606,979
Thompson	2013	530,000	N/A	259,529	212,000	N/A	N/A	68,295	1,069,824
Chief Executive Officer	2012	506,143	N/A	201,528	—	N/A	N/A	65,453	773,124
Kirk J. Look(4)	2014	284,200	N/A	—	—	N/A	N/A	48,466	332,666
Chief Financial Officer	2013	280,000	N/A	174,767	84,000	N/A	N/A	47,638	586,405
	2012	38,654	N/A	175,248	—	N/A	N/A	5,893	219,795

Dr. Matt C. Coffey	2014	370,475	N/A	—	—	N/A	N/A	54,950	425,425
Chief Operating	2013	365,000	N/A	173,020	109,500	N/A	N/A	54,682	702,202
Officer	2012	341,363	N/A	104,963	—	N/A	N/A	51,882	498,208

Mary Ann Dillahunty(2)	2014	165,080	N/A	—	—	N/A	N/A	20,755	185,835
VP Intellectual	2013	162,640	N/A	28,837	48,792	N/A	N/A	20,011	260,280
Property	2012	181,879	N/A	25,191	—	N/A	N/A	19,920	226,990

Dr. George Gill(2)	2014	316,742	N/A	—	—	N/A	N/A	29,299	346,041
Senior Vice President,	2013	312,061	N/A	57,673	93,618	N/A	N/A	25,745	489,097
Regulatory Affairs & Chief Safety Officer	2012	310,200	N/A	33,588	—	N/A	N/A	26,211	369,999

Dr. Alan J. Tuchman(2), (5)	2014	142,953	N/A	—	—	N/A	N/A	13,223	156,176
Senior VP, Medical and Clinical Affairs	2013	140,840	N/A	39,650	42,252	N/A	N/A	11,619	234,361
Chief Medical Officer	2012	35,538	N/A	46,341	—	N/A	N/A	2,932	84,811
Notes:

(1)	The dollar amounts set forth under this column are related to contributions to the officer's respective retirement savings plan and amounts provided for health care benefits by the Corporation.

(2)	US Employees are paid salaries, bonuses and other compensation in US Dollars. These amounts are presented in US dollars.

(3)	The value of option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2014 audited consolidated financial statements.

(4)	Mr. Look was appointed Chief Financial Officer on November 12, 2012.

(5)	Dr. Tuchman was appointed Senior VP Medical and Clinical Affairs Chief Medical Officer on September 27, 2012.

(6)	Option based awards for 2014 relate to the vesting of option awards previously granted in 2013. No options were granted to officers in 2014.

(7)	No bonuses were paid to the officers in 2014 or 2012.

Narrative Discussion
The Corporation has entered into employment agreements with each of the Named Executive Officers (each an "Employment Agreement"). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $551,937 for the calendar year 2015, Mr. Look is entitled to an annual salary of $319,200 for the calendar year 2015, Dr. Coffey is entitled to an annual salary of $380,107 for the calendar year 2015, Ms. Dillahunty is entitled to US$169,372 based on a part-time basis for one-half of normal working hours for the calendar year 2015, Dr. Gill is entitled to an annual salary of US$316,742 for the calendar year 2015, and Dr. Tuchman is entitled to an annual salary of US$146,670. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.
INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding at December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. Bradley G. Thompson	149,160 50,000 215,000 18,000 240,000 240,000 360,000	2.22 3.06 6.72 4.31 3.89 4.21 1.74	Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 July 27, 2021 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil	N/A	N/A
Dr. Matt C. Coffey	33,333 30,000 115,000 18,000 125,000 125,000 240,000	2.22 3.06 6.72 4.31 3.89 4.21 1.74	Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 July 27, 2021 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil	N/A	N/A
Kirk Look	4,700 9,000 10,000 25,000 35,000 200,000 40,000 160,000	2.25 2.22 3.06 6.72 3.89 2.00 4.21 1.74	Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021 Nov 13, 2022 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil Nil	N/A	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. George Gill	16,667 15,000 25,000 35,000 40,000 80,000	2.22 3.06 6.72 3.89 4.21 1.74	Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil	N/A	N/A
Mary Ann Dillahunty	100,000 16,667 15,000 25,000 45,000 30,000 40,000	3.28 2.22 3.06 6.72 3.89 4.21 1.74	Feb 1, 2017 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil	N/A	N/A
Dr. Alan Tuchman	10,000 50,000 15,000 55,000	2.85 2.32 4.21 1.74	May 11, 2020 Oct 1, 2022 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil	N/A	N/A
Note:
(1)These amounts are calculated based on the difference between the closing price of the securities underlying the options on the Toronto Stock Exchange (the "TSX") on December 31, 2014 ($0.64), and the exercise price of the options.

Value Vested or Earned During the Year
The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2014.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. Bradley G. Thompson	Nil	N/A	N/A
Dr. Matt C. Coffey	Nil	N/A	N/A
Kirk Look	Nil	N/A	N/A
Dr. George Gill	Nil	N/A	N/A
Mary Ann Dillahunty	Nil	N/A	N/A
Dr. Alan Tuchman	Nil	N/A	N/A
Note:

(1)	Option-based awards are granted at the market price at the dates of grant, and were either vested on the date of grant, or were out-of-the-money on the vesting date.

PENSION PLAN BENEFITS

The Corporation does not provide pension plan benefits for its Named Executive Officers and employees.

Termination and Change of Control Benefits

If the Employment Agreements of the Named Executive Officer are terminated by the Corporation other than for cause, Mr. Look, Dr. Coffey, Ms. Dillahunty, and Dr. Gill shall be entitled to 12 months pay in lieu of notice, Dr. Thompson shall be entitled to 24 months pay in lieu of notice, and Dr. Tuchman shall be entitled to 3 months pay in lieu of notice. If the Employment Agreements other than Ms. Dillahunty are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each are governed by the terms of the Stock Option Plan. Should Ms. Dillahunty be terminated by the Corporation other than for cause, then all unvested options will vest immediately. Furthermore, if there is a change of control of the Corporation and Mr. Look, Dr. Coffey, Dr. Gill, or Ms. Dillahunty are terminated without cause within one year following such change of control, or two years following such change of control in the case of Dr. Thompson, then the terminated employee shall be entitled to 24 months pay in lieu of notice or 36 months pay in lieu of notice in the case of Dr. Thompson. In the event of a change of control of the Corporation, Dr. Tuchman shall be entitled to 3 months pay in lieu of notice. For termination in accordance with this provision, pay shall include payment in lieu of benefits that otherwise would have been earned during the applicable term.
The following table reflects amounts payable to the Named Executive Officers with termination without cause or change of control benefits, assuming that their employment was terminated on December 31, 2014 without cause or due to a change of control of the Corporation.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $
Dr. Bradley G. Thompson	1,246,304	1,869,456
Dr. Matt C. Coffey	437,146	874,292
Kirk J. Look, C.A.	371,214	742,428
Dr. George Gill, MD(3)	346,791	693,582
Mary Ann Dillahunty(3)	190,806	381,612
Dr. Alan Tuchman(3)	40,247	40,247
Notes:

(1)
As at December 31, 2014, all options granted to the Named Executive Officers had fully vested except for the options granted on December 11, 2013 and 50,000 options granted to Mr. Look on November 13, 2012. As a result, all Named Executive Officers shall be entitled to exercise all or any part of their vested options, within the period ending on the earlier of the date of expiration of the option and the ninetieth (90th) day after the date such Named Executive Officer is terminated unless otherwise approved by the Board of Directors.

(2)
On a change of control of the Corporation, the Named Executive Officers shall be entitled to exercise all or a part of their options, whether vested or not, within the period ending on the earlier of the date of expiration of the option and the 90th day after the date such officer is terminated.

(3)	US Employees are paid in US dollars and are presented in US dollars.

DIRECTOR COMPENSATION

Director Compensation Table
The following table details the compensation received by each director of the Corporation ("Director") in 2014 who is not a salaried employee of the Corporation.

Name	Fees & Retainers Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jim Dinning	52,000	N/A	—	None	N/A	None	52,000
Linda Hohol(1),(2)	26,833	N/A	31,920	None	N/A	None	58,753
Angela Holtham(1),(2)	32,083	N/A	31,920	None	N/A	None	64,003
Ed Levy(4)	44,250	N/A	—	None	N/A	None	44,250
Mark Lievonen	53,750	N/A	—	None	N/A	None	53,750

Bob Schultz	66,250	N/A	—	None	N/A	None	66,250
Fred Stewart(3)	25,500	N/A	—	None	N/A	None	25,500
Wayne Pisano	37,250	N/A	—	None	N/A	None	37,250
Ger van Amersfoort(4)	35,500	N/A	—	None	N/A	None	35,500
Notes:

(1)	Effective June 18, 2014, Ms. Hohol and Ms. Holtham were elected to the Corporation's Board of Directors at the 2014 Annual General Meeting.

(2)	The value of option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2014 audited consolidated financial statements.

(3)	On June 18, 2014, Mr. Stewart ceased to be a Director.

(4)	Dr. Levy and Mr. van Amersfoort are not standing for re-election to the Board.

Narrative Discussion

Each Director who is not a salaried employee of the Corporation is entitled to the following fees:

Annual Retainer - Director	Annual Retainer - Board Chair or Lead Director	Annual Retainer - Audit Committee Chair	Annual Retainer - All Other Committee Chairs	Meeting Fee
$25,000	$40,000	$37,000	$31,000	$1,750
We also grant to Directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  In the aggregate, a total of $373,416 in directors’ fees was paid to the Board of Directors during the fiscal year ended December 31, 2014.    During the fiscal year ended December 31, 2014, there were no options granted to the Directors in accordance with the Compensation Committee recommendation.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option Based Awards
The following table sets forth for each Director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jim Dinning	10,000 17,500 17,500 30,000 35,000 35,000 35,000	2.25 2.22 3.06 6.72 3.89 4.21 1.74	Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil	N/A	N/A
Linda Hohol	50,000	1.46	June 18, 2024	Nil	N/A	N/A
Angela Holtham	50,000	1.46	June 18, 2024	Nil	N/A	N/A
Dr. Ed Levy	50,000 10,000 17,500 17,500 30,000 30,000 30,000 30,000	4.10 2.25 2.22 3.06 6.72 3.89 4.21 1.74	May 16, 2016 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil Nil	N/A	N/A
Mark Lievonen	10,000 17,500 17,500 30,000 35,000 35,000 35,000	2.25 2.22 3.06 6.72 3.89 4.21 1.74	Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil	N/A	N/A
Wayne Pisano	50,000 30,000	2.89 1.74	May 9, 2023 Dec 11, 2023	Nil Nil	N/A	N/A
Robert Schultz	10,000 17,500 17,500 50,000 60,000 9,000 70,000 60,000 60,000	2.25 2.22 3.06 3.13 6.72 4.31 3.89 4.21 1.74	Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 July 28, 2020 Dec 14, 2020 July 27, 2021 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil Nil Nil	N/A	N/A
Ger van Amersfoort	50,000 10,000 17,500 17,500 30,000 30,000 30,000 30,000	3.60 2.25 2.22 3.06 6.72 3.89 4.21 1.74	June 15, 2016 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021 Dec 17, 2022 Dec 11, 2023	Nil Nil Nil Nil Nil Nil Nil Nil	N/A	N/A
Note:

(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the options on the TSX on December 31, 2014 ($0.64), and the exercise price of the options.

Value Vested or Earned During the Year
The following table sets forth for each Director the value vested on all option-based awards, share-based awards, and value earned on non-equity incentive plan compensation during the financial year ending December 31, 2014.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Jim Dinning	Nil	N/A	N/A
Dr. Ed Levy	Nil	N/A	N/A
Mark Lievonen	Nil	N/A	N/A
Wayne Pisano	Nil	N/A	N/A
Robert Schultz	Nil	N/A	N/A
Fred Stewart	Nil	N/A	N/A
Ger van Amersfoort	Nil	N/A	N/A

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.
EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan
The Corporation, with the approval of its Shareholders, has established a stock option plan (the "Stock Option Plan"), and, through amendments from time to time, has maintained a pool of options with a fixed maximum representing approximately up to 10% of the Corporation's issued and outstanding shares.
Under the Stock Option Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation or any subsidiary of the Corporation to whom options to purchase Common Shares may be granted and the number of options to be granted to each. The Stock Option Plan as amended and approved at the annual and special meeting of the Shareholders held on June 20, 2012, presently provides for a fixed maximum of 7,653,275 Common Shares reserved for issuance pursuant to the Stock Option Plan, which as of the Record Date represents approximately 6.71% of the issued and outstanding Common Shares. Of this fixed maximum, 271,067 options have been exercised since June 20, 2012 and are not available for future grants under the current fixed maximum amount, leaving 7,382,208 Common Shares currently reserved for issuance pursuant to the Stock Option Plan, which represents approximately 6.47% of the issued and outstanding Common Shares. There are options outstanding to acquire 5,446,394 Common Shares, which represents approximately 4.77% of the issued and outstanding Common Shares.
The Corporation believes that the Stock Option Plan is reasonable in the context of the market and with respect to other reporting issuers. At the Meeting, a resolution will be proposed to amend the Stock Option Plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan, in order to allow room in the Stock Option Plan to grant stock options to new and existing employees, consultants and officers of the Corporation. See “ Matters to be Acted Upon at the Meeting - “Amendments to Stock Option Plan to Increase the Number of Shares Reserved for Issuance”.
The number of Common Shares available that may be acquired under an option (the "Option") granted to a participant under the Stock Option Plan (a "Participant") shall be determined by the Board at the time the Option is granted, provided that: (i) the aggregate number of Common Shares issuable under the Stock Option Plan at any time, together with all other security based compensation arrangements of the Corporation, to insiders shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); (ii) the aggregate number of Common Shares issued pursuant to this Stock Option Plan to insiders, together with all other security based compensation arrangements of the Corporation, within a one year period shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); and (iii) the aggregate number of Common Shares reserved for issuance to any one Participant under this Stock Option Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
At the annual and special meeting of Shareholders held on May 9, 2013, the Shareholders approved amendments to the Stock Option Plan to limit the value of Option grants to each non-employee Director to an amount not to exceed $100,000 annually for any individual non-employee Director (other than initial option grants to new directors).
Options may be exercised at a price (the "Exercise Price") which shall be fixed by the Board at the time the option is granted. No option can be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.
Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the option is granted. Options are not transferable or assignable except to the person or persons to whom the Participant's rights pass by the Participant's will or applicable law following the death or permanent disability of a Participant.
Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation ceases to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, all of such Participant's outstanding options will terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the Option Period (as defined in the Stock Option Plan) and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option. In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the Participants are entitled to exercise in full or in part any unexercised Options previously granted to such Participant pursuant to the Stock Option Plan, whether vested or not, either during the term of the Option or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or the cessation or termination of the Participant as a director, officer, employee or consultant of the Corporation, whichever first occurs. Subject to any written agreement between the Corporation and a Participant providing otherwise, if in the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-employee directors, by not more than one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the normal expiry of the Options.
The Stock Option Plan and any Options granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders subject to any required approval of the TSX. Such changes may include, without limitation: minor changes of a “housekeeping” nature; changes to the vesting provisions of an Option or the Stock Option Plan or adding a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve. Notwithstanding the foregoing, Shareholder approval is required for any change to the Stock Option Plan or Options granted under it which:

(a)	increases the number of Common Shares reserved for issuance under the Stock Option Plan;

(b)
extends eligibility to participate in the Stock Option Plan to persons other than officers, directors, and employees of the Corporation or its subsidiaries and consultants to the Corporation or its subsidiaries;

(c)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(d)	permits awards other than Options to be made under the Stock Option Plan;

(e)
extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period established under the Corporation's Trading Policy);

(f)
reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

(g)	changes the insider participation limitation under the Stock Option Plan; or

(h)	amends the amending provision of the Stock Option Plan.

Incentive Award Plan

On May 6, 2015, the Board approved the adoption of the Incentive Share Award Plan (as defined herein). At the Meeting, Shareholders are being asked to confirm and approve the Incentive Share Award Plan. If the Incentive Share Award Plan is confirmed and approved by Shareholders at the Meeting, it will continue in effect.

For further information regarding the Incentive Share Award Plan, please see under the heading "Matters to be Acted Upon at the Meeting - Adoption of Incentive Share Award Plan"

Common Shares Authorized for Issuance Under Equity Compensation Plans

Subject to confirmation and approval of the Incentive Share Award Plan at the Meeting, the Corporation has two share based compensation plans: the Stock Option Plan and the Incentive Share Award Plan.
As of April 29, 2015, the only outstanding options, warrants and rights granted under an equity compensation plan were the Options granted under the Option Plan. The Common Shares available for issuance thereunder as at April 29, 2015 are as follows:

Plan category	Number of Common Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	5,446,394	$3.19	1,935,814
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,446,394	$3.19	1,935,814

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation's policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation's day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.
The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation's interim financial statements, and also reviews and recommends the year-end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. The Compensation Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.
The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.
The following represents a tabular review of the corporate governance guidelines as outlined in National Instrument 58-101 - Disclosure of Corporate Governance Practices, and the Corporation's alignment with each of them.

	Corporate Governance Guidelines	Commentary
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.
As at December 31, 2014, the Corporation had ten Board members. The eight independent directors of the Corporation are Jim Dinning, Linda Hohol, Angela Holtham, Dr. Ed Levy(1), Mark Lievonen, Wayne Pisano, Robert Schultz, and Ger van Amersfoort(1).

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
The two directors of the Corporation who are not independent are Dr. Brad Thompson the Chairman and Chief Executive Officer of the Corporation and Dr. Matt Coffey the Chief Operating Officer of the Corporation.

(c)	Disclose whether or not a majority of directors are independent.	A majority of the directors of the Corporation are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Directors who are presently directors of other reporting issuers and those issuers:

Jim Dinning: Liquor Stores NA Ltd and Russel Metals Inc.

Wayne Pisano: Immunovaccine Inc.

Dr. Brad Thompson: Immunovaccine Inc. and Aptose Biosciences

Angela Holtham: IBI Group Inc.

Linda Hohol: Canadian Western Bank Group and NAV Canada

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Independent directors hold an in camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year the independent Board members have held five such meetings.

	Corporate Governance Guidelines	Commentary
(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has, to date, appointed Dr. Thompson, Chairman, President and CEO of the Corportion. Dr. Thompson is not independent, and therefore the Board has appointed Mr. Schultz, who was an independent director, as Lead Director. As Lead Director, Mr. Schultz served as an ex officio member of the Compensation Committee, the Governance Committee as well as a member of the Audit Committee.

On June 8, 2015, the Board intends to appoint Mr. Pisano as Chair and Dr. Thompson as Executive Chairman, President and CEO of the Corporation. Mr. Pisano is an independent director.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	There were five regularly scheduled board meetings and one special board meeting in 2014. Schedule “A” outlines the attendance record for each director.

2.	Board Mandate
	Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Attached as Schedule "B" hereto.
3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions.
(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The Board and the CEO have developed a written position description for the CEO which delineates the role and responsibilities of this position.

4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.
The Board provides new directors with the Board and committee mandates and reviews these with the new Board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.

5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written code of conduct for the directors, officers and employees of the Corporation.
	(i) disclose how a person or company may obtain a copy of the code;	A copy of this code of conduct is available on the Corporation's website www.oncolyticsbiotech.com
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board satisfies itself regarding compliance with this code through its review of the activities of the Corporation, discussions by the audit committee with the external auditors of the Corporation without management present, and enquiries of management.

	Corporate Governance Guidelines	Commentary

  (iii) provide a cross-reference to any material
       change report filed since the beginning of the
        issuer's most recently completed financial year
       that pertains to any conduct of a director or
       executive officer that constitutes a departure
       from the code.
N/A
(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.
6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.
The Corporation identifies potential director candidates through a search process that may include the use of an executive search firm. Qualifications of potential candidates are reviewed and interviews are held by members of the Governance Committee with the potential candidates. The Governance Committee makes recommendations to the Board with respect to new director candidates.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Governance Committee is comprised entirely of independent directors.
(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Governance Committee, in its capacity as the nominating committee, has the responsibility to present the annual slate of directors to the Board for the Board's approval. Once approved by the Board, the proposed selection will be presented to the shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.

7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.
The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors' roles and responsibilities and an analysis of the competitive position of the Corporation's director compensation program including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged from time to time to provide additional relevant information to the Compensation Committee.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Board has a Compensation Committee comprised entirely of independent directors.

	Corporate Governance Guidelines	Commentary
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the committee are as outlined above.
(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation Committee did not engage a compensation consultant or advisor in 2014. In the past, when a compensation consultant has been used, the Compensation Committee has used Lane Caputo Compensation Inc.

8.	Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Board has established three committees, each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee and the Governance Committee. Mandates for the Board and each of the committees of the Board can be found on the Corporation's website under Investor Relations/Corporate Governance.
www.oncolyticsbiotech.com/corporate-governance

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board, through its Governance Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the next annual meeting.

10.	Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation believes that with the combination of annual director elections and the monitoring of performance that it achieves the appropriate level of board turnover. Currently, the average term of the nominated independent directors is 5 years.

In addition, effective July 1, 2015, the Board has adopted a term limit policy for independent directors and has set the term limit at 12 years. Under the policy, the Board maintains the discretion to extend a directors' term, if under the circumstances, it is in the best interest of the Corporation and its shareholders.

11.	Policies Regarding the Representation of Women on the Board
(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
While the Board recognizes the potential benefits from new perspectives which could manifest through increased gender diversity within its ranks, the Board has not formally adopted a written board diversity policy and has not set a target regarding the number or percentage of female members that it wishes to include on the Board. The selection of candidates for appointment to the Board will continue to be based on the skills, knowledge, experience and character of individual candidates and the requirements of the Board at the time, with achieving an appropriate level of diversity on the Board being one of the criteria that the Governance Committee considers when evaluating the composition of the Board. As a result of our selection and nomination process, the Corporation has nominated Ms. Holtham and Ms. Hohol.

	Corporate Governance Guidelines	Commentary
(b)
If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
   (i) a short summary of its objectives and key
       provisions,
  (ii) the measures taken to ensure that the policy
       has been effectively implemented,
 (iii) annual and cumulative progress by the issuer
       in achieving the objectives of the policy, and
 (iv) whether and, if so, how the board or its
       nominating committee measures the
       effectiveness of the policy.
The Corporation has not adopted a written board diversity policy.
12.	Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Board recognizes the potential benefits from new perspectives which could manifest through increased gender diversity within its ranks. The selection of candidates for appointment or re-election to the Board will continue to be based on the skills, knowledge, experience and character of individual candidates and the requirements of the Board at the time, with achieving an appropriate level of diversity on the Board being one of the criteria that the Governance Committee considers when evaluating the composition of the Board.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

When considering candidates for senior management positions, the Corporation focuses on attracting and retaining experienced and highly skilled individuals that can add value to its business. With respect to executive officer positions when making executive officer appointments, the Corporation considers all candidates based on their merit and qualifications relevant to the specific role. As a result of our selection process, Ms. Dillahunty is currently our Vice President, Intellectual Property.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)
For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

While the Corporation recognizes the benefits of diversity at all levels within its organization, the Corporation does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of female board nominees or candidates for executive management positions or that would otherwise force the composition of the Board or the Corporation’s executive management team. The Board does not believe it is in the Corporation’s best interests to implement such targets at this time.

(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.
(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

	Corporate Governance Guidelines	Commentary
(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.
15.	Number of Women on the Board and in Executive Officer Positions
(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	As of the date hereof, there are two women directors on the Board representing 20% of the 10 directors on the Board and 25% of the 8 independent directors on the Board.
(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	As of the date hereof, there is one woman executive officer representing 16.67% of the six executive officers of the Corporation and its major subsidiaries.
Note:
1) Dr. Levy and Mr. van Amersfoort are not standing for re-election to the Board.

MATTERS TO BE ACTED UPON AT THE MEETING

Receipt of Financial Statements

The audited financial statements for the financial year ended December 31, 2014 of the Corporation have been delivered to Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2014 financial statements, the questions may be brought forward at the Meeting.
Fixing Number of Directors of the Corporation

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to fix the number of directors of the Corporation at ten (10).
Election of Directors

The articles of the Corporation provide for a minimum of 3 directors and a maximum of 11 directors. There are currently ten (10) directors. At the Meeting, a board of ten (10) directors are to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect each of the nominees specified below as directors of the Corporation. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.
The term of office for each director of the Corporation is from the date of the Shareholders' meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed.
At the date of this meeting, Dr. Ed Levy and Mr. Ger van Amersfoort are no longer seeking re-election to the Board after many years of service. The Corporation would like to thank Dr. Levy and Mr. van Amersfoort for their years of service and express its gratitude.
The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors of the Corporation, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at April 29, 2015.

Name, municipality of residence and date appointed a director	Five year history of principal occupations	Number of Common Shares beneficially owned and controlled(5)	Number of Options held
Matt Coffey, Ph.D. Calgary, Alberta, Canada Director since May 11, 2011	Chief Operating Officer of the Corporation since December 2008. Since April 1999 to December 2008, Dr. Coffey held other senior management positions with the Corporation and is a co-founder of Oncolytics.	288,550	686,333
Jim Dinning(1)(2) Calgary, Alberta, Canada Director since March 24, 2004	Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004. Mr. Dinning is the Chair and Director of other public companies and not for profit entities. He is the former Chair of Export Development Canada.	90,000	180,000

Name, municipality of residence and date appointed a director	Five year history of principal occupations	Number of Common Shares beneficially owned and controlled(5)	Number of Options held
Linda Hohol,(2)(3) FICB Calgary, Alberta, Canada Director since June 18, 2014	Ms. Hohol was President of the TSX Venture Exchange from 2002 to 2007 when she retired. Prior to this she had a long and distinguished career with CIBC where she held a number of executive positions including Senior Vice President Alberta and NWT, as well as Executive Vice President Wealth Management. She has held directorships on many for profit, not for profit and crown boards and is also currently a director sitting on the boards of NAV Canada, EllisDon Construction, and Canadian Western Bank.	16,800	50,000
Angela Holtham,(1) FCPA, FCMA, ICD.D Mississauga, Ontario, Canada Director since June 18, 2014	Ms. Holtham holds a number of governance positions in Canada including: board member, Ontario Financing Authority; board director, IBI Group Inc.; board director, CMA Canada; and Resources & Audit Committee member, Plexxus. Before retiring from full time employment, Ms. Holtham spent 8 years as the Vice President Finance & CFO of The Hospital for Sick Children in Toronto. Prior to that, she held a number of positions in both the for-profit and not-for-profit sectors, including 20 years with Nabisco Canada, the last 5 as Senior Vice President and CFO.	10,000	50,000
J. Mark Lievonen,(3) FCPA, FCA Stouffville, Ontario, Canada Director since April 5, 2004	President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998. Mr. Lievonen serves on a number of industry and not-for-profit boards including Rx&D, BIOTECanada, the Ontario Institute for Cancer Research and the Public Policy Forum, and is a past Chair of Rx&D, BIOTECanada and the Ontario Genomics Institute.	23,000	180,000
Wayne Pisano(2) Asbury, New Jersey, USA Director since May 9, 2013	Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. He is currently the President and CEO of VaxInnate a privately held biotech company. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.	__	80,000
William G. Rice, Ph.D. Del Mar, California, USA Director Nominee
Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013. From 2003 to 2013, Chairman, President and Chief Executive Officer of Cylene Pharmaceuticals Inc. Prior to Cylene, Dr. Rice was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and served as a faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine. Dr. Rice holds a Ph.D. in biochemistry from Emory University and was a post-doctoral trainee in the Department of Internal Medicine, Division of Hermatology and Oncology at the University of Michigan Medical Center.
		—	—

Name, municipality of residence and date appointed a director	Five year history of principal occupations	Number of Common Shares beneficially owned and controlled(5)	Number of Options held
Robert B. Schultz,(1)(4) FCPA, FCA Toronto, Ontario, Canada Director since June 30, 2000	Former Chairman and Director of Rockwater Capital Corporation (a financial services company) from 2001 to 2007. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until his retirement on May 1, 2000. Prior to this, Mr. Schultz was Chief Executive Officer of Midland Walwyn. Since joining the investment industry in 1971, Mr. Schultz held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.	20,000	381,500
Bernd R. Seizinger, M.D., Ph.D. Stockton, NJ, USA and Munich, Germany Director Nominee	Chairman/Executive Chairman of Opsona Therapeutics Ltd. since 2009. Prior to Opsona, Dr. Seizinger was President and Chief Executive Officer of GPC Biotech from 1998-2009. Previously, Dr. Seizinger was Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his pharma/biotech appointments, Dr. Seizinger held professorships/senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.	—	—
Bradley G. Thompson, Ph.D. Calgary, Alberta, Canada Director since April 21, 1999	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	662,900	1,652,160
Notes:

(1)	These persons are members of the Audit Committee. Ms. Holtham is the Chair of the Audit Committee.

(2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.

(3)	These persons are members of the Governance Committee. Mr. Lievonen is the Chair of the Governance Committee.

(4)	Mr. Schultz, as Lead Director in 2014, served as an ex officio member of the Compensation Committee and the Governance Committee.

(5)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
No proposed director: (a) is at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) is at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of an company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
To the knowledge of management of the Corporation, no proposed director has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with the securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Board has adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chair or Lead Director and to the President, subject to acceptance by the Board. The policy does not apply in circumstances involving contested director elections. The Board is required to consider the resignation, having regard to the best interests of the Corporation and all factors considered relevant and to: (i) accept the resignation; (ii) maintain the director but address what the Board believes to be the underlying cause of the withhold votes; or, (iii) reject the resignation . The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Board with respect to his or her resignation unless there are fewer than three directors who are not required to tender a resignation, in which event the entire Board will proceed in making the determination. To the extent that the Board accepts one or more director resignations, the Board will also determine whether to fill any vacancy prior to the next meeting of the shareholders.
Appointment of Auditors

The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. Unless otherwise directed, it is management's intention to vote the proxies FOR the ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation's by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.
Amendments to Stock Option Plan to Increase the Number of Shares Reserved for Issuance
At the Meeting, a resolution will be proposed to amend the Stock Option Plan to: increase the number of Common Shares reserved for issuance under the Stock Option Plan, together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury, in order to allow room in the Stock Option Plan to grant stock options to new and existing employees, consultants and officers of the Corporation.
The Stock Option Plan was established in October, 1999 with the aggregate number of Common Shares reserved for issuance under the Stock Option Plan limited to ten percent of the total number of issued and outstanding Common Shares. Accordingly, as the number of issued and outstanding Common Shares increased, the number of stock options available for grant also increased. Since it was established a total of 2,035,149 Common Shares have been issued pursuant to the exercise of Options granted under the Stock Option Plan, being 1.78% of the currently issued and outstanding Common Shares. The Stock Option Plan was amended at each of the annual meetings of shareholders in 2001, 2002, 2003, 2004, 2006, 2007, 2008, 2009, 2010 and 2012. In 2012, the Stock Option Plan was amended to fix the total number of Common Shares reserved for issuance, to , or approximately 10% of the then issued and outstanding Common Shares at that time.
Since May 14, 2012, 37,010,477 Common Shares have been issued pursuant to various private placements, prospectus offerings upon the exercise of securities convertible into Common Shares and upon the exercise of options, resulting in the Corporation having 114,123,936 Common Shares issued and outstanding as at the date hereof. In addition, since May 14, 2012, 2,962,950 options have been surrendered for cancellation. A total of 7,382,208 Common Shares are currently reserved for issuance under the Stock Option Plan (approximately 6.47% of the current issued and outstanding Common Shares). There currently are options outstanding to purchase 5,446,394 Common Shares, leaving 1,935,814 Common Shares available for future grants after taking into account the 271,067 options that were exercised since May 14, 2012, being the date of record for the last approval by the Shareholders of an increase in the number of Common Shares reserved for issuance under the Stock Option Plan. The Board of Directors has determined that an additional 4,030,186 Common Shares be reserved for issuance under the Stock Option Plan (together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury) and the fixed maximum number of Common Shares reserved under the Stock Option Plan be amended accordingly. The Board of Directors recommends this increase and believes that it is in the best interest of the Corporation as it would allow the Corporation to grant options to new and existing employees, consultants and officers of the Corporation thereby encouraging longer term commitment and performance consistent with shareholder expectations. The issuance of stock options has been a critical component of the Corporation’s total compensation practices and enables the Corporation to attract and maintain top quality executives and employees.

The following table sets forth the number of Common Shares which may be subject to options granted under the Stock Option Plan (together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury), after the proposed amendment and the ratification of the option grants described below, as at the date hereof:

	Common Shares Subject to Outstanding Options	Common Shares Available for Future Option Grants	Total Common Shares Subject to, and Available for, Option Grants(1)	Options Exercised (2)
Currently Approved	5,446,394	1,935,814	7,382,208	271,067
Proposed Increase	—	4,030,186	4,030,186	N/A
Total	5,446,394	5,966,000	11,412,394	N/A
Total as a Percentage of Currently Outstanding Common Shares	4.77%	5.23%	10%	0.24%
Note:

1.
The maximum number of Common Shares which may be subject to options granted under the Stock Option Plan, together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury, including the proposed Share Award Incentive Plan, is 11,412,394. Assumes that nil Share Awards are outstanding under the Incentive Share Award Plan.

2.
Represents the number of Options exercised since May 14, 2012, being the date of record for the Shareholders last approval of an increase in the number of Common Shares reserved for issuance pursuant to the Stock Option Plan.

If the Shareholders approve this amendment to the Stock Option Plan, the number of Common Shares reserved for issuance pursuant to the Stock Option Plan (together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury) will represent 10% of the issued and outstanding Common Shares as at the Record Date of the Meeting being 11,412,394 Common Shares and will include 5,446,394 Common Shares pursuant to existing options and 5,966,000 Common Shares available for future grants.

At the Meeting, Shareholders will be asked to approve the following resolution:
"BE IT RESOLVED that:

(a)
the amendment to the Corporation’s Stock Option Plan to increase the maximum number of common shares of the Corporation ("Common Shares") issuable pursuant to the exercise of options granted thereunder (whether pursuant to existing options or future granted options), together with together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury, by 4,030,186 to 11,412,394 Common Shares, as described in the management information circular of the Corporation dated May 6, 2015, be and is hereby approved and authorized;

(b)	the Board of Directors may revoke this resolution before it is acted upon, without further approval of the Shareholders; and

(c)
any one or more directors or officers of the Corporation, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgments, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to approve the amendment to the Stock Option Plan to increase the number of Common Shares reserved for issuance thereunder.
Adoption of Incentive Share Award Plan

Background
On May 6, 2015, the Board approved the adoption of the incentive share award plan of the Corporation (the “Incentive Share Award Plan”). At the Meeting, Shareholders are being asked to confirm and approve the Incentive Share Award Plan. A summary of the main terms of the Incentive Share Award Plan is provided below. A complete copy of the Incentive Share Award Plan is attached to this Information Circular as Schedule “C”. Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Incentive Share Award Plan.
The number of Common Shares reserved for issuance pursuant to the Incentive Share Award Plan (together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury) will represent 10% of the issued and outstanding Common Shares as at the Record Date of the Meeting, being 11,412,394 Common Shares (7,382,208 Common Shares, being 6.47% of the currently outstanding Common Shares, if the amendments to the Stock Option Plan are not approved at the Meeting). As 5,446,394 Common Shares, being 4.77% of the outstanding Common Shares, have been reserved for issuance pursuant to existing options, leaving 5,966,000 Common Shares, being 5.23% of the currently outstanding Common Shares, available for future grants (1,935,814 Common Shares, being 1.70% of the currently outstanding Common Shares, if the amendments to the Stock Option Plan are not approved at the Meeting). See “Matters to be Considered at the Meeting - Amendments to Stock Option Plan to Increase the Number of Common Shares Reserved for Issuance.”
No Share Awards have been granted under the Incentive Share Award Plan to date and no Share Awards will be granted under the Incentive Share Award Plan until the plan has been approved by Shareholders.
Purpose of the Incentive Share Award Plan
The principal purposes of the Incentive Share Award Plan are: (a) to retain and attract qualified directors, officers and employees for the Corporation; (b) to promote a proprietary interest in the Corporation by such directors, officers and employees and to encourage such persons to remain in the employ or service of the Corporation and put forth maximum efforts for the success of the affairs of the Corporation; and (c) to focus management of the Corporation on operating and financial performance and total long‑term shareholder return.

Grants of Awards
Under the terms of the Incentive Share Award Plan, eligible employees, including officers (“Eligible Employees”) may be granted performance share awards (“PSAs”) and non‑employee directors of the Corporation (“Non‑Employee Directors”) may be granted restricted share awards (“RSAs”, together with PSAs, "Share Awards") by the Board or a committee of the Board that has been delegated authority by the Board to administer the Incentive Share Award Plan (such a committee referred to as the Board in the description below for convenience of reference).
The Committee may grant Share Awards in such amounts and at such times as the Committee in its sole absolute discretion may determine. In determining the participants (“ISAP Participants”) to whom Share Awards may be granted and the grant value for (and accordingly the number of Common Shares to be covered by) each Share Award, the Board may take into account such factors as it shall determine in its sole and absolute discretion. PSAs may only be granted to Eligible Employees and RSAs may only be granted to Non‑Employee Directors.
Restricted Share Awards (RSAs)
Subject to earlier vesting in accordance with the terms of the Incentive Share Award Plan and unless otherwise determined by the Board, RSAs granted under the Incentive Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each RSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents as described below).
Performance Share Awards (PSAs)
Subject to earlier vesting in accordance with the terms of the Incentive Share Award Plan and unless otherwise determined by the Board, PSAs granted under the Incentive Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each PSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents as described below) multiplied by the applicable Vesting Percentage (as defined in the Incentive Share Award Plan). . The term “Vesting Percentage” means the percentage of outstanding PSAs that will vest based upon the relative achievement of the Performance Criteria for such award during the vesting period, where such percentage will range from 0 percent to 100 percent reflecting the Board’s determination, in its sole discretion, of the achievement of the Performance Criteria. “Performance Criteria” means any performance-related measures or criteria as determined by the Board in its sole discretion at date of grant to be taken into consideration over the vesting period of a PSA for purposes of determining the applicable Vesting Percentage, which measures or criteria may include, the Corporation’s performance compared to identified operational or financial targets, the Corporation’s shareholder return, and any such other performance-related measures or criteria matters as the Board may determine, in its sole discretion.
Adjustment for Dividend Equivalents and Anti‑Dilution Provisions
The Incentive Share Award Plan provides for cumulative adjustments to the number of Common Shares to be issued on each vesting date of a Share Award by multiplying the number of Common Shares to be received by the appropriate Adjustment Ratio, which Adjustment Ratio (as defined in the Incentive Share Award Plan), shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each dividend payment date, effective on the day following the dividend record date, by an amount, rounded to the nearest four decimal places, equal to a fraction having as its numerator the dividend, expressed as an amount per Common Share, paid on that dividend payment date, multiplied by the Adjustment Ratio immediately prior to the dividend record date for such dividend and having as its denominator the Market Price on the trading day immediately preceding the dividend payment date.
Market Price at any date is defined for the purposes of the Incentive Share Award Plan as the volume weighted average of the prices at which the Common Shares traded on the TSX for the five (5) trading days immediately preceding the applicable date.
The Incentive Share Award Plan also contains standard anti‑dilution provisions.
Limitation on Awards
The Incentive Share Award Plan provides that (i) the aggregate number of Common Shares reserved for issuance under the Incentive Share Award Plan at any time, together with all other security based compensation arrangements of the Corporation, shall not exceed 11,412,394 Common Shares, being 10% of the currently issued and outstanding Common Shares as of the date hereof (7,382,208 Common Shares, being 6.47% of the currently issued and outstanding Common Shares, if the proposed amendment to the Stock Option Plan is not approved at the Meeting); (ii) the number of Common Shares issuable to insiders at any time under the Incentive Share Award Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding

Common Shares (calculated on a non‑diluted basis); (iii) the number of Common Shares issued to insiders, within any one-year period, under the Incentive Share Award Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); and (iv) the aggregate number of Common Shares reserved for issuance to any one ISAP Participant under the Incentive Share Award Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non‑diluted basis).

Non‑Employee Directors of the Corporation are only eligible to receive RSAs under the Incentive Share Award Plan. The aggregate number of Common Shares reserved for issuance pursuant to RSAs granted to Non‑Employee Directors may not exceed 1% of the outstanding Common Shares (on a non‑diluted basis) and the aggregate value of RSAs (as determined by the Corporation at the time of grant) granted to any Non‑Employee Director in any calendar year shall not exceed $100,000.
Share Awards that are cancelled, terminated or expire prior to the settlement of all or a portion thereof, shall result in the Common Shares that were issuable thereunder being available for a subsequent grant of Share Awards pursuant to the Incentive Share Award Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Share Award.
Issue Dates
If an ISAP Participant is prohibited from trading in securities of the Corporation as a result of the imposition by the Corporation of a trading blackout (a “Black‑Out Period”) and the vesting date of a Share Award held by such ISAP Participant falls within a Black‑Out Period, then the vesting date shall be extended to the date which is the tenth (10th) business day after the last day of the applicable Black Out Period
Payment of Share Awards
Not later than 31 days following the vesting date of a Share Award, subject to the terms of the Incentive Share Award Plan, the Corporation will issue from treasury to the Grantee (as defined in the Incentive Share Award Plan) that number of Common Shares to which the grantee is entitled to receive in respect of such Share Award.
The Incentive Share Award Plan does not contain any provisions for financial assistance by the Corporation in respect of Share Awards granted thereunder.
Accelerated Vesting and Change of Control
The Board may, in its sole discretion at any time, accelerate or provide for the acceleration of the vesting of Share Awards previously granted.
In the event of a Change of Control (as defined in the Incentive Share Award Plan) of the Corporation to the extent the obligations of the Corporation with respect to Share Awards are not assumed by the successor entity after the Change of Control, the vesting dates applicable to the Share Awards will be accelerated and the Grantee shall receive a cash payment in respect thereof, based on the Market Price of the Common Shares on the effective date of the Change of Control or such other date as may be determined by the Board.
The Board may make any additional adjustments to the Vesting Percentage (in respect of any PSAs) or the number of Common Shares to be issued or delivered or the amount of the cash payment to be made to a Grantee in connection with any Share Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.
Early Termination Events
If a Grantee ceases to be an Eligible Employee for any reason other than termination without cause, death, disability or retirement of the Grantee or ceases to be a director due to the failure of the Grantee to stand for or obtain re‑election to the Board, all outstanding Share Award Agreements under which Share Awards have been granted to such Grantee shall be immediately terminated.
If a Grantee is terminated without cause, any Common Shares awarded pursuant to any Performance Share Award to such Grantee that have not yet vested and been issued, but would be eligible for vesting and issuance during the notice period specified in such Grantee’s employment agreement shall vest on the termination date with a deemed Vesting Percentage of 100.

Upon the death, permanent disability or retirement of a Grantee, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee prior to such date shall be terminated and all rights to receive Common Shares pursuant to Share Awards that have not vested shall be forfeited by the Grantee effective as of the date that is twelve (12) months from such date.
Assignment
Except in the case of death, the right to receive Common Shares pursuant to an Share Award granted to a Grantee may only be exercised by such Grantee personally. Share Awards granted to Grantee under the Incentive Share Award Plan are non‑assignable.
Amendment and Termination of Plan
The Incentive Share Award Plan and any Share Awards granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders subject to any required approval of the TSX. Such changes may include, without limitation: minor changes of a “housekeeping” nature; changes to the vesting provisions of a Share Award or the Incentive Share Award Plan or adding a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of the underlying Common Shares from the Incentive Share Award Plan reserve. Notwithstanding the foregoing, the Incentive Share Award Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the number of Common Shares issuable pursuant to outstanding Share Awards at any time;

(b)
increase the number of Common Shares issuable to insiders, Non-Employee Directors or any one ISAP Participant, at any time under the Incentive Share Award Plan, together with all other security based compensation arrangements of the Corporation;

(c)
increase the number of Common Shares issued to insiders within any one-year period, under the Incentive Share Award Plan, together with all other security based compensation arrangements of the Corporation;

(d)	expand the categories of individuals contained in the definition of “Eligible Employee” who are eligible to participate in the Incentive Share Award Plan;

(e)	extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Incentive Share Award Plan;

(f)
permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or

(g)	change the amendment provisions of the Incentive Share Award Plan.

In addition, no amendment to the Incentive Share Award Plan or any Share Awards granted pursuant thereto may be made without the consent of an ISAP Participant if it adversely alters or impairs the rights of such ISAP Participant in respect of any Share Award previously granted to such ISAP Participant under the Incentive Share Award Plan.
Recommendation of the Board
The Board of Directors unanimously recommends that the Shareholders vote in favour of the confirmation and approval of the Incentive Share Award Plan.
Confirmation and Approval of the Incentive Share Award Plan by Shareholders
The Corporation is seeking the confirmation and approval of the Incentive Share Award Plan by the Shareholders at the Meeting. Although the adoption of the Incentive Share Award Plan was effective on approval by the Board, it is subject to Shareholder confirmation at the Meeting.
At the Meeting, the Shareholders will be asked to consider and, if thought fit, pass the following ordinary resolution approving, ratifying and confirming the Incentive Share Award Plan:
"BE IT RESOLVED THAT:

1.
The incentive share award plan (the “Incentive Share Award Plan”) of the Corporation, in the form attached to the management information circular and proxy statement (the “Circular”) of the Corporation dated May 6, 2015 pursuant to which 11,412,394 Common Shares are reserved for issuance pursuant to the grant of Share Awards under the Incentive Share Award Plan, together with together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury (7,382,208 Common Shares in the event that the proposed amendments to the Corporation’s stock option plan described in the Circular are not approved by the shareholders of the Corporation at its annual general meeting dated June 8, 2015 or any adjournment thereof), is hereby approved, ratified and confirmed; and

2.
Any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to approve, ratify and confirm the Incentive Share Award Plan.
Other Matters to be Acted Upon

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.
Effective Date

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of May 6, 2015.

Additional Information

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management's discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 or by facsimile at (403) 283-0858.

Schedule A
Board and Committee Meetings Attended

	Regular Board Meeting	Special Board Meeting	Audit Committee	Governance Committee	Compensation Committee
Dr. Matt Coffey	5 of 5	1 of 1	N/A	N/A	N/A
Jim Dinning(4)	5 of 5	1 of 1	2 of 2	3 of 3	1 of 1
Angela Holtham(1)(2)	3 of 3	1 of 1	2 of 2	N/A	N/A
Linda Hohol(1)(3)	3 of 3	1 of 1	N/A	2 of 2	1 of 1
Dr. Ed Levy(5)	5 of 5	1 of 1	N/A	5 of 5	N/A
Mark Lievonen(6)	5 of 5	1 of 1	2 of 2	5 of 5	N/A
Wayne Pisano	5 of 5	1 of 1	N/A	N/A	1 of 1
Robert Schultz	5 of 5	1 of 1	4 of 4	4 of 5	1 of 1
Dr. Brad Thompson	5 of 5	1 of 1	N/A	N/A	N/A
Ger van Amersfoort(5)	4 of 5	1 of 1	N/A	N/A	1 of 1
Note:

1)	Ms. Holtham and Ms. Hohol were elected to the Board on June 18, 2014.

2)	Ms. Holtham was appointed to sit on the Audit Committee as chair. The total number of meetings reflects only those meetings held after her appointment.

3)	Ms. Hohol was appointed to sit on the Governance and Compensation Committees. The total number of meetings reflects only those meetings held after her appointments.

4)
Effective June 18, 2014, Mr. Dinning was appointed to sit on the Audit Committee and was no longer part of the Governance Committee. The total number of committee meetings reflects only those meetings held during the time Mr. Dinning was a member of the respective committee.

5)	Dr. Levy and Mr. van Amersfoort are not standing for re-election to the Board.

6)	Effective June 18, 2014, Mr. Lievonen was no longer part of the Audit Committee. The total number of meetings reflects only those Audit Committee meetings held prior to June 18, 2014.

A - 1

SCHEDULE B
MANDATE OF THE BOARD OF DIRECTORS
ONCOLYTICS BIOTECH INC.

1.	Policy Statement
The Board of Directors (the "Board") of Oncolytics Biotech Inc. (the "Corporation") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

2.	Composition and Operation
The Board is to be constituted of a majority of individuals who qualify as unrelated directors. An unrelated director is one who meets the requirements of NASDAQ Rule 5605 and National Instrument 58-101 who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.
Board Chair and Executive Chairman
The members of the Board shall elect an independent Chair from among the members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments.
The Chair's role is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees and the Executive Chairman/President and Chief Executive Officer, shall facilitate the selection of committee members and chairs, shall prepare or approve Board meeting and planning meeting agendas, shall assess the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair shall also consult directly with other directors on issues of Board independence or dissent, conflicts of interest of the Executive Chairman/President and Chief Executive Officer, or personal liability matters.
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Governance Committee and the Compensation Committee.

3.	Responsibilities
The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.
The Board is essentially accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board's accountability.

4.	Specific Duties
Legal Requirements

(a)	The Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records.

(b)	The Board has the statutory responsibility to:

(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)
act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)
the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of the audited annual financial statements;

(ix)	the adoption, amendment or repeal of by-laws;

(x)	review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation; and

(xi)
All material significant transactions, including, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets of the Corporation or of another entity by the Corporation, or any similar form of business combination and the establishment of any credit facilities and any other long-term debt commitments, including the approval of any agreements, circulars or other documents in connection therewith.

Independence

(d)	The Board shall have the responsibility to:

(i)	implement appropriate structures and procedures to permit the Board to function independently of management;

(ii)	schedule meetings of the independent Board members separately from management and management directors as part of each regularly scheduled Board meeting;

(iii)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(iv)	provide an orientation and education program for newly appointed members of the Board.

(v)
In order to allow the Board to function independently of management during the period of time that the Executive Chairman of the Board is also the Chief Executive Officer of the Corporation, the position of Chair shall be instituted. In this regard, the Chair, individually or with the support of the Governance Committee, will consult with the CEO on selection of the committee members and chairs, Board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of meetings of the Board. The Chair will also consult directly with other directors on issues of Board independence or dissent, conflicts of interest of the CEO, or personal liability matters. The Chair will also participate with the members of the Compensation Committee evaluating the performance of the CEO.

Strategy Determination

(e)	The Board shall:

(i)	adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(ii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

Managing Risk

(f)
The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(g)
The Board shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

Appointment, Training and Monitoring of Senior Management

(h)	The Board shall:

(i)
appoint the Chief Executive Officer ("CEO"), the Chief Financial Officer and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(ii)	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

(iii)	establish limits of authority delegated to management through the annual business plan; and

(iv)	implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation.

Reporting and Communication

(i)	The Board has the responsibility to:

(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(iv)	verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

Monitoring and Acting

(j)	The Board has the responsibility to:

(i)	review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(iv)	monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(v)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

5.Other Activities

(a)	The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

(b)	The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.

6.Date of Mandate
This Mandate was last reviewed and approved by the Board on May 6, 2015.

SCHEDULE C

INCENTIVE SHARE AWARD PLAN
The Board of Directors of Oncolytics Biotech Inc. (“Oncolytics”) has adopted this Incentive Share Award Plan (the “Plan”) governing the issuance of: (i) Performance Share Awards (as defined herein) of Oncolytics to Eligible Employees (as defined herein); and (ii) Restricted Share Awards (as defined herein) of Oncolytics to Non-Employee Directors (as defined herein).

1.	Purposes
The principal purposes of the Plan are as follows:

(a)	to retain and attract qualified directors, officers and employees for Oncolytics;

(b)
to promote ownership of common shares of Oncolytics by such directors, officers and employees and to encourage such persons to remain in the employ or service of Oncolytics and put forth maximum efforts for the success of the affairs of Oncolytics; and

(c)	to focus management of Oncolytics on operating and financial performance and total long-term shareholder return.

2.	Definitions
Where used herein, the following terms shall have the following meanings, respectively:
"Adjustment Ratio" means, with respect to any Share Award, the ratio used to adjust the number of Common Shares underlying such Share Award and issuable on the applicable Issue Date, subject to and in accordance with the terms of the Plan; and, in respect of each Share Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted on a compounding basis thereafter by increasing the Adjustment Ratio on each Dividend Payment Date, effective on the day following the corresponding Dividend Record Date, by an amount, rounded to the nearest four decimal places, equal to a fraction having as its numerator the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Market Price of the Common Shares on that Dividend Payment Date;
“Black-Out Period” means any period during which the holder of such Share Award is not permitted to trade Common Shares pursuant to the policies of Oncolytics;
“Board” means the board of directors of Oncolytics as constituted from time to time or, if established and duly authorized to act with respect to the Plan, any committee of the board of directors of Oncolytics;
“Business Day” means each day other than a Saturday, Sunday, a statutory holiday in Alberta or any day on which the principal chartered banks located in Calgary, Alberta are not open for business during normal business hours;
“Cessation Date” means, in respect of a Participant, the last day of active employment or service of the Participant with Oncolytics, regardless of the reason for the cessation of employment or service and regardless of whether any or any adequate or proper advance notice of termination or resignation is provided in respect of such cessation of employment or service;
“Change of Control” for the purposes of this Plan means:

(a)
the acceptance by the holders of Common Shares of Oncolytics, representing in the aggregate of more than 40 percent of all issued and voting Common Shares of Oncolytics, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares of Oncolytics;

(b)
the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of the beneficial ownership of such number of voting Common Shares or rights to voting Common Shares of Oncolytics, which together with such person’s then owned voting Common Shares and rights to voting Common Shares, if any, represent (assuming the full exercise of such rights to voting Common Shares) more than 40 percent of the combined voting rights of Oncolytics’ then outstanding voting Common Shares, together with the voting Common Shares that would be outstanding on the full exercise of the rights to voting Common Shares acquired and such person’s previously own rights to voting Common Shares;

(c)	the entering into of any agreement by Oncolytics to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another company;

(d)
the passing of a resolution by the Board or shareholders of Oncolytics to substantially liquidate assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of Oncolytics in circumstances where the business of Oncolytics is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(e)
individuals who were members of the Board of Oncolytics immediately prior to a meeting of the shareholders of Oncolytics involving a contest for or, an item of business relating to the election of directors shall not constitute a majority of the board of directors following such election;

“Committee” has the meaning set forth in Section 3 hereof;
“Common Shares” means the Common Shares of Oncolytics;
“Dividend” means a dividend paid by Oncolytics in respect of the Common Shares, whether in cash, Common Shares or other securities or other property, expressed as an amount per Common Share;
“Dividend Payment Date” means any date that a Dividend is paid to Shareholders;
“Dividend Record Date” means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;
“Eligible Employee” means any officer or employee of Oncolytics (including, for greater certainty, any subsidiary of Oncolytics);
“Exchange” means the Toronto Stock Exchange, the Nasdaq Capital Market and such other stock exchange(s) on which the Common Shares are then listed and posted for trading from time to time;
“Grant Date” means the grant date for a Share Award;
“Grant Value” means the dollar amount of a Share Award as determined by the Board in accordance with Section 4 hereof;
“Grantee” means a Participant to whom a Share Award has been granted;
“Insider” has the meaning set forth in the applicable rules of the Exchange for this purpose;
“Issue Date” means the date on which Common Shares are issued to a Grantee in respect of a Share Award following completion of the applicable Vesting Period;
“Market Price” with respect to a Common Share, as at any date means the volume weighted average (rounded to four decimal places) of the prices at which the Common Shares traded on the Toronto Stock Exchange for the five (5) trading day period ending one Business Day prior to such date (or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange or are then listed and posted for trading on more than one Exchange, on such Exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board acting reasonably and in good faith). In the event that the Common Shares are not listed and posted for trading on any Exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time acting reasonably and in good faith;
“Non-Employee Director” means any director of Oncolytics (including, for greater certainty, any subsidiary of Oncolytics) who is not also an officer or employee of Oncolytics (including, for greater certainty, any subsidiary of Oncolytics);
“Participant(s)” means the Eligible Employees and the Non-Employee Directors;
“Performance Criteria” means any performance-related measures or criteria as determined by the Board in its sole discretion at Grant Date to be taken into consideration over the Vesting Period of a Performance Share Award for purposes of determining the applicable Vesting Percentage, which measures or criteria may include, Oncolytics’ performance compared to identified operational or financial targets, Oncolytics’ shareholder return, and any such other performance-related measures or criteria matters as the Board may determine, in its sole discretion;
“Performance Share Award” means an award to Eligible Employees under the Plan pursuant to which Common Shares shall be issued on the Issue Dates, as applicable, determined in accordance with Section 7 hereof, based upon achieving the applicable Performance Criteria and subject to adjustment in accordance with the terms of the Plan;
“Restricted Share Award” means an award to Non-Employee Directors under the Plan pursuant to which Common Shares shall be issued on the Issue Dates, as applicable, determined in accordance with Section 7 hereof, subject to adjustment in accordance with the terms of the Plan;
“Security Based Compensation Arrangement” has the meaning ascribed thereto in Section 613 of the Toronto Stock Exchange Company Manual, as amended from time to time;
“Share Award” means a Performance Share Award or Restricted Share Award, as applicable;
“Share Award Account “ means an account maintained by Oncolytics for each Grantee that shall be credited with such Share Awards as are granted to the Grantee and any dividend equivalent Share Awards in respect of such Share Awards;
“Share Award Agreement” has the meaning set forth in Section 7 hereof;
“Shareholder” means a holder of Common Shares;
“Vested” means the applicable Vesting Period having been completed and additionally in the case of Performance Share Awards, the applicable Performance Criteria in relation to a whole or percentage of the number of Common Shares covered by such Performance Share Award determined by the Board having been met, where “Vesting” (or any applicable derivative term) has a comparable meaning;
“Vesting Percentage” means the percentage of outstanding Performance Share Awards that will vest based upon the relative achievement of the Performance Criteria for such award during the Vesting Period, where such percentage will range from 0 percent to 100 percent reflecting the Board’s determination, in its sole discretion, of the achievement of the Performance Criteria; and
“Vesting Period” means the three-year period over which Share Awards granted under the Plan shall vest in accordance with Section 7(b)(i), subject to adjustment or modification pursuant to the terms and conditions of the Plan.

3.	Administration
The Plan shall be administered by the Board, or if delegated, by a committee of the Board that has been assigned the responsibility of determining Oncolytics’ policies with respect to executive compensation. Such committee, or if no such committee has been delegated the authority to administer the Plan, then the Board is hereinafter referred to as (the “Committee”).
The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan and of Section 10 hereof, including, without limitation, the authority to:

(a)	grant Restricted Share Awards to Non-Employee Directors and Performance Share Awards to Eligible Employees;

(b)	determine the Grant Date for Share Awards;

(c)	determine the officers and employees who may participate in this Plan and designate any officer or employee as being an Eligible Employee under this Plan;

(d)	determine the Participants to whom and the time or times at which Share Awards shall be granted and shall become issuable;

(e)
determine the number of Common Shares to be covered by and the Grant Value for each Share Award (and accordingly the number of Common Shares to be covered by each Share Award) in accordance with Section 4 hereof;

(f)	determine Performance Criteria applicable to any Performance Share Award;

(g)	prescribe, amend and rescind rules and regulations relating to the Plan;

(h)	interpret the Plan and the Share Award Agreements;

(i)	approve the form and determine the terms and provisions of Share Award Agreements (which need not be identical) entered into in connection with Share Awards;

(j)	determine whether and the extent to which adjustments shall be made pursuant to the Plan; and

(k)	make all other determinations deemed necessary or advisable for the administration of the Plan.
The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.
For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve the grant of a Share Award in any period shall not require the Committee to approve the grant of a Share Award to any Participant in any other period; nor shall the Committee’s decision with respect to the size or terms and conditions of a Share Award in any period require it to approve the grant of a Share Award of the same or similar size or with the same or similar terms and conditions to any Participant in any other period. The Committee shall not be precluded from approving the grant of a Share Award to any Participant solely because such Participant may previously have been granted a Share Award under this Plan or any other similar compensation arrangement of Oncolytics. No Participant has any claim or right to be granted a Share Award. There is no obligation for uniformity of treatment of Eligible Employees, or any group of Eligible Employees.
Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be final and conclusively binding upon Oncolytics and all persons affected by the Plan. No member of the Committee shall be liable for any action or determination made in good faith pursuant to the Plan or any instrument of grant evidencing any Share Award awarded under the Plan. To the fullest extent permitted by law, Oncolytics shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee.

4.	Eligibility and Share Award Determination
The Committee may grant Share Awards in such amounts and at such times as the Committee in its sole absolute discretion may determine. In determining the Participants to whom Share Awards may be granted and the Grant Value for (and accordingly the number of Common Shares to be covered by) each Share Award (subject to adjustment in accordance with the Performance Criteria in the case of Performance Share Awards), the Committee may take into account such factors as it shall determine in its sole and absolute discretion. Notwithstanding any other provision of this Plan, Performance Share Awards may only be granted to Eligible Employees and Restricted Share Awards may only be granted to Non-Employee Directors.

The number of Common Shares to be covered by each Share Award shall be determined by dividing the Grant Value for such Share Award by the Market Price of a Common Share as at the Grant Date, rounded down to the next whole number.

5.	Reservation of Common Shares
Unless otherwise approved by the Shareholders, the aggregate number of Common Shares that may be issuable pursuant to Share Awards granted pursuant to this Plan in combination with all other Security Based Compensation Arrangements of Oncolytics, including the Stock Option Plan, is 11,412,394 Common Shares.
The number of Common Shares issuable to Insiders at any time, under all Security Based Compensation Arrangements of Oncolytics, shall not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to Insiders, within any one-year period, under all Security Based Compensation Arrangements of Oncolytics, shall not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares reserved for issuance under all Security Based Compensation Arrangements of Oncolytics to any one Participant shall not exceed 5% of the total number of issued and outstanding Common Shares.
Share Awards that are canceled, terminated or expire prior to the settlement of all or a portion thereof, shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Share Awards pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such canceled, terminated or expired Share Award.

6.	Participation Limits for Non-Employee Directors
The maximum number of Common Shares that may be reserved for issuance to Non-Employee Directors pursuant to Restricted Share Awards under the Plan is 1% of the Common Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Non-Employee Director under any other security-based-compensation arrangement, and the total annual grant of Restricted Share Awards to any one Non-Employee Director cannot exceed a grant value of $100,000 (based upon a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board).

7.	Terms and Conditions of Share Awards
Each Share Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between Oncolytics and the Grantee or an award letter from Oncolytics to the Grantee (a “Share Award Agreement”) which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions as the Committee, in its discretion, shall establish):

(a)
Number of Share Awards - The Committee shall determine the number of Common Shares to be awarded to a Grantee pursuant to the Share Award (subject to adjustment in accordance with provisions of the Plan) in accordance with the provisions set forth in Section 4 of the Plan.

(b)	Vesting of Share Awards

(i)	Share Awards hereunder shall vest on the third anniversary of the Grant Date of such Share Awards.

(ii)	The Committee shall determine the Performance Criteria for each Performance Share Award at the time of the grant of the award.

(iii)
The Committee shall, as soon as reasonably practicable following the completion of the Vesting Period applicable to a Performance Share Award determine, in its sole discretion, the “Vesting Percentage”.

(iv)
Notwithstanding any other provision of this Plan, no term or condition of a grant of Share Awards hereunder or any Share Award Agreement may have the effect of causing any Common Shares to be issued pursuant to any Share Award under the Plan to a Grantee in satisfaction of such Grantee’s Performance Share Awards under the Plan (or any portion thereof) to occur after December 31 in the third (3rd) calendar year following the calendar year in respect of which such Share Awards were granted.

(c)	Adjustment of Share Awards - Unless otherwise determined by the Committee and subject to the remaining provisions of this Section 7, following the completion of the Vesting Period for a Share

Award, the number of Common Shares underlying such Share Award shall be adjusted by multiplying such number by (A) the Adjustment Ratio applicable in respect of such Share Award, and (in the case of Performance Share Awards only) (B) the Vesting Percentage, if any, applicable to such Performance Share Award.

(d)
Issuance of Common Shares - Subject to Section 5, the Common Shares that are issuable to the Grantee on the Issue Date shall be issued from treasury as fully paid and non-assessable Common Shares. No fractional Common Shares will be issued and all fractional entitlements shall be rounded down to the nearest whole number.

(e)
Delivery of Common Shares - The Issue Date shall occur as soon as practicable and in any event within 31 days following the completion of the Vesting Period applicable to a Share Award. Subject to the remainder of this Section 7(e), on the Issue Date, Oncolytics will issue from treasury to the Grantee that number of Common Shares to which the Grantee is entitled to receive in respect of such Share Award in accordance with this Section 7, subject to Section 9 hereof, and sent by pre-paid mail or delivered to the Grantee. Notwithstanding the foregoing, if on the Issue Date a Black-Out Period has been imposed upon a Grantee which is still in effect, then the Issue Date shall not occur until the date which is the tenth (10th) business day after the last day of the applicable Black- Out Period.

(f)
Business Combinations and Certain Adjustments - Subject to Section 7(e), if, during the term of an outstanding Share Award, Oncolytics shall complete or be subject to any transaction which constitutes a Change of Control, and as a result of such transaction the holders of Common Shares receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), Oncolytics (including the Continuing Entity as successor thereof) will make provision such that all outstanding Share Awards shall remain outstanding and continue in effect following the effective date of such transaction, with appropriate adjustments made as required, including without limitation to (i) the number of Replacement Securities underlying the Share Awards held by each Grantee, (ii) the Dividends paid on the Common Shares (as replaced by the Replacement Securities) during the Vesting Period, and (iii) the Market Price of the Common Shares determined for the beginning of the Vesting Period, in each case to appropriately account for and provide economic equivalence based on the exchange ratio of Replacement Securities issued for Common Shares pursuant to such transaction.

Prior to or contemporaneously with the consummation of such Change of Control transaction, Oncolytics and the Continuing Entity shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Continuing Entity will have assumed all the covenants and obligations of Oncolytics under this Plan, the Share Award Agreements and the Share Awards outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the right to receive Replacement Securities or other cash or property of the Continuing Entity in lieu of Common Shares upon the subsequent vesting of Share Awards).
Subject to compliance with this Section 7(f), any such Continuing Entity shall succeed to, and be substituted for, and may exercise every right and power of Oncolytics under this Plan and such Share Award Agreements with the same effect as though the Continuing Entity had been named as Oncolytics herein and therein, and Oncolytics shall be relieved of all obligations and covenants under this Plan and such Share Award Agreements and the obligation of Oncolytics to the Grantees in respect of the Share Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Share Awards.

(g)	Acceleration of Payment for Certain Transactions - Notwithstanding Section 7(f), in the event that:

(i)
the Continuing Entity does not (or, upon the occurrence of the Change of Control transaction, will not) substitute or replace, or the nature of the transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the same terms as described in Section 7(f);

(ii)	the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Share Awards;

(iii)	the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Share Awards; or

(iv)	the Replacement Securities are not (or, upon the occurrence of the transaction, will not be) listed and posted for trading on a recognizable stock exchange;
then the Grantee shall receive a cash payment in respect of all outstanding Share Awards in respect of which payment has not yet been made (whether or not otherwise vested or payable), conditional upon the Change of Control transaction being completed, immediately prior to the effective time of the transaction.
For the purposes of this Section 7(g), the cash amount to be paid for outstanding and unpaid (i) Share Awards shall be calculated in accordance with Section 7(c) on the basis that each uncompleted Vesting Period shall be deemed to have consisted of the time elapsed from the start of the particular Vesting Period to and including the effective date of the Change of Control transaction, notwithstanding any prior designation of that Vesting Period, and (ii) Share Awards shall be calculated based on the Market Price of the Common Shares on the effective date of the Change of Control transaction, or in each case based on such other date(s) as Oncolytics, acting reasonably, determines is practicable.

(h)
Board Discretion - Notwithstanding anything else in this Plan, the Committee may, in its sole discretion, but subject to the limits described in Sections 5 and 11 hereof and any other applicable requirements of the Exchange or other regulatory authority:

(i)
make any additional adjustments to the Vesting Percentage (in respect of any Performance Share Awards) or the number of Common Shares to be issued or delivered to a Grantee in connection with any Share Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan;

(ii)	change the Issue Date (including amending the Vesting Period related thereto) for all or any Share Awards at any time and from time to time; and

(iii)
otherwise amend or modify the terms and conditions regarding any grant of Share Awards or payments in respect of any Share Awards hereunder, provided, however, that no such amendment or modification may, without the consent of the affected Grantee, impair or adversely affect a Share Award granted to the Grantee under the Plan prior to the date of such amendment or modification.

(i)	Effect of Certain Changes - In the event:

(i)	of any change in the Common Shares through subdivision, consolidation, reclassification, recapitalization or similar transaction; or

(ii)
that any rights are granted to Shareholders to purchase Common Shares at prices substantially below fair market value, and such events do not constitute a Change of Control transaction for the purposes of Section 7(f), then, in any such case, the Board may make such adjustments to the Plan, to any Share Awards and to any Share Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

(j)
Termination of Relationship as Employee - Unless otherwise determined by the Committee or unless otherwise expressly set forth in a Share Award Agreement pertaining to a particular Share Award or any written employment or other agreement governing a Grantee’s role as an officer or employee, the following provisions shall apply in the event that a Grantee ceases to be an Eligible Employee or Non-Employee Director:

(i)
Termination - If a Grantee (A) ceases to be an Eligible Employee for any reason other than termination without cause, death, disability or retirement of the Grantee, and regardless of the reason for the cessation of employment and regardless of whether any or any adequate or proper advance notice of termination or resignation is provided in respect of such cessation, or (B) ceases to be a director due to the decision of the Grantee to not stand for or obtain re-election to the Board, all outstanding Share Award Agreements under which Share Awards have been granted to such Grantee shall be terminated and all rights to receive Common Shares thereunder pursuant to Share Awards which have not Vested shall be forfeited by the Grantee effective on the Cessation Date. For greater certainty, no Performance Share Award shall vest during any reasonable notice period.

(ii)	Termination Without Cause - Subject to any provisions to the contrary in the employment agreement of any particular Grantee, upon the termination without cause of such Grantee,

those Common Shares awarded pursuant to any Performance Share Award to such Grantee that have not yet Vested and been issued, but would be eligible for Vesting and issuance during the notice period specified in such Grantee’s employment agreement shall vest on the Cessation Date with a deemed Vesting Percentage of 100.

(iii)
Termination Upon Death or Permanent Disability or Retirement - Upon the death, permanent disability or retirement of a Grantee, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee prior to the Cessation Date shall be terminated and all rights to receive Common Shares thereunder pursuant to Share Awards that have not Vested shall be forfeited by the Grantee effective as of the date that is twelve (12) months from the Cessation Date.

(k)
Rights as a Shareholder - Until the Common Shares underlying any Share Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Share Award has been made shall not possess any incidents of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive Dividends on such Common Shares and the right to exercise voting rights in respect of such Common Shares. Such Grantee shall only be considered a Shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of Oncolytics.

8.	Ratification and Approval by Shareholders
Notwithstanding any other provision of this Plan:

(a)	no Common Shares may be issued pursuant to any Share Award until the Plan has been approved by the Shareholders at a duly called meeting of the Shareholders; and

(b)
any grants of Share Awards by the Committee prior to the Plan being approved by the Shareholders must be ratified by the Shareholders at the meeting of the Shareholders at which the Shareholders approve the Plan.

9.	Withholding Taxes
When a Grantee or other person becomes entitled to receive Common Shares under any Share Award, Oncolytics shall have the right to require the Grantee or such other person to remit to Oncolytics an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Grantee of cash payment to Oncolytics in an amount equal to the total withholding tax obligation;

(b)
the withholding or sale by Oncolytics from the Common Shares otherwise due to the Grantee, of such number of Common Shares having a value determined by Oncolytics in its sole discretion, acting reasonably, equal to the amount of the total withholding tax obligation (and in the case of a treasury issuance of Common Shares to settle Share Awards hereunder, such sale of Common Shares shall be automatically made on or as soon as practicable after the applicable Issue Date for the purposes of satisfying withholding tax obligations, unless otherwise agreed to by Oncolytics and the Grantee);

(c)	the withholding by Oncolytics from any cash payment otherwise due to the Grantee of such amount of cash as is equal to the amount of the total withholding tax obligation; or

(d)	any other method determined by Oncolytics in its sole discretion, acting reasonably,

provided, however, that the sum of any cash so paid or withheld and the value of any Common Shares so withheld or sold is, sufficient, in the reasonable estimation of Oncolytics, to satisfy the total withholding tax obligation.

10.	Non-Transferability
The right to receive Common Shares pursuant to a Share Award granted to a Grantee may only be settled by such Grantee personally or through the Grantee’s personal representative or estate and no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.

11.	Amendment and Termination of Plan
This Plan and any Share Awards granted pursuant to the Plan may be amended, modified or terminated by the Committee including but not limited to amending the Vesting Periods under the Plan without approval of Shareholders subject to any required approval of the Exchange. Notwithstanding the foregoing, the Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the number of Common Shares issuable pursuant to outstanding Share Awards at any time pursuant to Section 5 hereof;

(b)
increase the number of Common Shares issuable to Insiders, Non-Employee Directors or any one Participant, at any time under the Incentive Share Award Plan, together with all other Security Based Compensation Arrangements of the Corporation;

(c)
increase the number of Common Shares issued to Insiders within any one-year period, under the Incentive Share Award Plan, together with all other Security Based Compensation Arrangements of the Corporation;

(d)	expand the categories of individuals contained in the definition of "Eligible Employee" who are eligible to participate in the Plan;

(e)	extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of this Plan;

(f)
permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes;

(g)	change the terms of any Share Awards held by Insiders;

(h)	amend this Section 11 to delete any of the above.

In addition, no amendment to the Plan or Share Awards granted pursuant to the Plan may be made without the consent of the Grantee, if such amendment adversely alters or impairs the rights of any Grantee in respect of any Share Award previously granted to such Grantee under the Plan.

12.	Miscellaneous

(a)	Effect of Headings - The Section headings contained herein are for convenience only and shall not affect the construction hereof.

(b)
Compliance with Legal Requirements - Oncolytics shall not be obliged to issue any Common Shares if such issuance would violate any law or regulation or any rule of any government authority or Exchange. Oncolytics, in its sole discretion, may postpone the issuance or delivery of Common Shares under any Share Award as the Committee may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations. Oncolytics shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares awarded under the Plan, provided that, if required, Oncolytics shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Share Awards hereunder in accordance with any such requirements.

(c)
No Right to Continued Employment - Nothing in the Plan or in any Share Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of Oncolytics, to be entitled to any remuneration or benefits not set forth in the Plan or a Share Award Agreement or to interfere with or limit in any way the right of Oncolytics to terminate Grantee’s employment or service arrangement with Oncolytics.

(d)	Expenses - All expenses in connection with the Plan shall be borne by Oncolytics.

(e)
Governing Language -This Plan is drawn up in the English language and each notice, instrument, certificate or other communication to be given under or in connection with this Plan shall be in the English language. If this Plan or any notice, instrument, certificate or other communication is translated into any other language, the English language text shall prevail.

(f)
Unfunded and Unsecured Plan - Unless otherwise determined by the Committee, the Plan shall be unfunded and Oncolytics will not secure its obligations under the Plan. To the extent any Grantee holds any rights by virtue of a grant of a Share Award under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of Oncolytics.

(g)	Market Fluctuations - No amount will be paid to, or in respect of, a Grantee under the Plan to compensate for a downward fluctuation in the price of Common Shares which impacts the Share

Award, nor will any other form of benefit be conferred upon, or in respect of, a Grantee for such purpose. Oncolytics makes no representations or warranties to a Grantee with respect to the Plan or the Share Awards whatsoever. In seeking the benefits of participation in the Plan, a Grantee agrees to exclusively accept all risks associated with a decline in the market price of Common Shares and all other risks associated with the holding of Share Awards.

(h)
Currency - Any payments and benefits under the Plan to be paid in cash shall be determined in the lawful currency of Canada and paid in the local currency of the Grantee’s country of residence using the currency exchange rate available to Oncolytics at the time of payment.

(i)
Participation is Voluntary; No Additional Rights - Participation in the Plan shall be entirely voluntary and any decision by a Grantee not to participate shall not affect any Participant’s employment or service with Oncolytics. In such instance where a Grantee provides notice in writing to Oncolytics of his or her intent to not participate in a Share Award, such award shall be immediately terminated and the Grantee shall not be eligible to receive any form of in lieu compensation.

13.	Governing Law
The Plan shall be governed by, interpreted and construed in accordance with the laws in force in the Province of Alberta.

14.	Effective Date
This Plan shall take effect on June 8, 2015. The issuance of Common Shares under the Plan is subject to the acceptance of the Plan by the Exchange and any other relevant regulatory authorities and approval of the Shareholders.